Filed Pursuant to Rule 433

Registration No. 333-143071

February 10, 2009

PRICING TERM SHEET

5.625% Debentures due 2017

Issuer:	NSTAR Electric Company

Security:	5.625% Debentures due 2017

Size:	$100,000,000

Maturity Date:	November 15, 2017

Coupon:	5.625%

Interest Payment Dates:	May 15 and November 15, commencing May 15, 2009

Price to Public:	104.553% plus accrued interest from November 15, 2008

Benchmark Treasury:	4.25% due November 15, 2017

Benchmark Treasury Yield:	2.876%

Spread to Benchmark Treasury:	+210 bp

Yield:	4.976%

Make-Whole Call:	T+25 bp

Expected Settlement Date:	February 13, 2009 (T+3)

CUSIP:	67021C AE7

Anticipated Ratings:	A1 by Moody’s Investors Service, Inc. A+ by Standard & Poor’s Ratings Services AA- Fitch Ratings, Inc.

Joint Book-Running Managers:	Banc of America Securities LLC Goldman, Sachs & Co.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322 or Goldman, Sachs & Co. toll free at 1-866-471-2526.